ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 6, 2024

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Alyssa Wall

Re:	KinderCare Learning Companies, Inc.

Draft Registration Statement on Form S-l

Submitted July 26, 2024

CIK No. 377-07356

Ladies and Gentlemen:

On behalf of our client, KinderCare Learning Companies, Inc. (the “Company”), we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the draft Registration Statement confidentially submitted to the Commission on July 26, 2024. The Registration Statement has been revised in response to the comment letter addressed to the Company dated August 22, 2024 from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated August 22, 2024 are reproduced below in bold and the corresponding responses are shown below the comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary Our Company, page 2

1.

We note your disclosure that your “uncompromising commitment to quality education offers a differentiated value proposition to children, families, schools and employers...” Please revise your disclosure to more clearly state why your offerings are distinct from other educational services and how specifically they offer a differentiated value proposition to customers.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2024

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 58 of the Registration Statement.

2.

Please expand your disclosure related to your company structure and history to clarify which operations are conducted through subsidiaries. Please also discuss the company’s ownership of such subsidiaries and clarify that the registration statement relates to investment in the holding company rather than the operating subsidiaries.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 12, 13, and 89 of the Registration Statement.

Our Industry, page 5

3.

To provide additional context to investors, please expand your disclosure regarding market trends and dynamics to address the anticipated impact of funding for federal subsidies and trends in labor force participation on your business. In this regard, we note that your discussion of other market trends and dynamics in this section also describes management’s beliefs as to how they may impact your company.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 93 of the Registration Statement.

Our Growth Strategies, page 8

4.

To provide additional context to investors, please expand your disclosure regarding your quintile analysis by EBIDTA levels, including but not limited to clearly labeling or identifying the EBITDA levels associated with each quintile, or tell us why such information would not be useful for investors.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company believes disclosure of EBITDA levels associated with each quintile is not useful information to investors as it is not a measure the company utilizes in assessing or operating its business. The Company primarily uses quintile analysis for the purpose of grouping

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2024

centers by EBITDA levels at the date of determination. These groupings allow the Company to evaluate center nuances that may be impacting occupancy. Process improvement plans are built to address occupancy shortfalls. In addition, the exact EBITDA levels associated with each quintile category may fluctuate substantially within each quarter for a number of reasons, including the addition of new centers that may contribute limited EBITDA in ramp-up periods, the wind-down period of any center closures, and results of improvements determined through the quintile analysis. As a result, the EBITDA ranges associated with each quintile on a period-by-period basis may fluctuate significantly during the ordinary course of the operation of the Company’s business. Because of this, the Company does not evaluate EBITDA as a performance measure on a quintile basis and rather uses it as a grouping methodology to identify centers to focus on occupancy improvement.

For these reasons, the Company believes that the respective EBITDA levels associated with each quintile on any given date is not useful information for investors as the EBITDA levels will not always be comparable period to period and will not provide a means to evaluate center performance on a period-to-period basis.

Summary Risk Factors, page 10

5.	Please include as a summary risk factor the fact that PG may control all corporate decisions and have interests that conflict with the interests of investors and the company.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Registration Statement.

Risk Factors

Risks Related to our Business

Public health crises and outbreaks of widespread health pandemics or epidemics.... page 27

6.

Please expand your disclosure noting that the COVID-19 pandemic and recovery therefrom disrupted your operations and had “lingering impacts” to clarify the nature of the disruptions and the lingering impacts. Please also disclose whether such disruptions and impacts continue to affect your business and operations. If material, please quantify relevant impacts.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2024

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 57

7.

We note that acquisitions represent “an integral part of [your] growth strategy.” Here or elsewhere as appropriate, please elaborate on any pending or planned material acquisitions, including whether you have entered into any negotiations or agreements with potential acquisition partners.

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has no material pending or planned acquisitions. Additionally, the Company has revised its disclosure on page 31 to clarify the role of acquisitions in its growth strategy.

Results of Operations

Comparison of the Fiscal Years Ended December 30. 2023 and December 31, 2022, page 64

8.

Please expand your revenue discussion to provide quantified explanations for the $179.2 million higher ECE same-center revenues driven by centers that were classified as same-centers as of both December 30, 2023 and December 31, 2022. In doing so, please describe and quantify the extent to which such change is attributable to changes in tuition rates or to changes in occupancy. Refer to Item 303(b)(2) of Regulation S-K. This comment also applies to the revenue discussion in your comparison of fiscal year 2022 and fiscal 2021 on page 66.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 66, 68 and 71 to include quantified explanations of changes in revenue at early childhood education (“ECE”) centers attributable to enrollment and tuition rates. The Company respectfully advises the Staff that it evaluates its total revenue by reviewing enrollment, tuition and ECE same-center performance each as drivers of revenue. The Company does not believe further breakdown of only ECE same-center revenue by enrollment and tuition is material to its understanding of its results of operations or is reasonably likely to have a material favorable or unfavorable impact on total revenue.

Non-GAAP Financial Measures, page 69

9.

In your adjusted EBITDA and adjusted net income(loss) reconciliations, you present a non-GAAP adjustment for management and advisory fee incurred in connection with your related-party Services Agreement. Please tell us the nature of the services provided by the related-party provider and whether these services will be performed in house after the Services Agreement automatically terminates upon the consummation of this offering. In the case you will continue to perform similar functions in house, please tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of this adjustment.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2024

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Services Agreement will automatically terminate upon completion of this offering. The Company supplementally advises the Staff that the Company receives consulting services pursuant to the Services Agreement including (i) strategic planning services, (ii) board advisory services, and (iii) personnel management services. The Company will internalize similar functions upon termination of the Services Agreement. The Company does not expect these services to represent an additional recurring cost to the Company upon internalization as such services will be provided by management and other employees in the normal course of the Company’s business and operations. The Company therefore believes the respective adjustments to the Company’s presentation of adjusted EBITDA and adjusted net income (loss) are appropriate in consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Our Business

Our Competitive Strengths, page 90

10.

Please expand your disclosure regarding Human Sigma Scores and the related chart to more clearly state what such scores represent. Specifically, please indicate what each of the six buckets signify and how they correlate with average center occupancy.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96 of the Registration Statement.

Educational Excellence

Voluntary. Third-Party Accreditation, page 97

11.

To enhance your disclosure that you voluntarily pursue “nationally recognized accreditation” across all your early learning centers and onsite programs, please identify the independent accrediting agencies from whom you receive such accreditation.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2024

Response to Comment 11:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 102 of the Registration Statement.

Government Regulation, page 112

12.

Please expand your discussion of the government regulations applicable to your business to describe the material effects that compliance with government regulations may have on your business, including but not limited to the impact on your capital expenditures, earnings, and competitive position. Refer to Item 101(c)(2) of Regulation S-K.

Response to Comment 12:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 117 and 118 of the Registration Statement. The Company supplementally advises the Staff that it does not view regulatory compliance as having a material effect on the Company’s capital expenditures, earnings or competitive position.

Certain Relationships and Related Party Transactions, page 147

13.

Please more specifically identify the persons or category of persons that are the “certain employees and service providers...and certain other unitholders” that entered into the Operating Agreement, as well as the “certain employees and service providers” that have been granted awards under the 2022 Plan.

Response to Comment 13:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 154, 155 and 156 of the Registration Statement.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff m ember associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response to Comment 14:

The Company acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2024

15.

We note your disclosure that you intend to apply to list your common stock on a securities exchange. Please disclose on your cover page and throughout whether the offering is conditioned on receiving approval to list on such exchange and expand your risk factors accordingly.

Response to Comment 15:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 39 and 163 of the Registration Statement.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 596-9517 or my colleague, Tristan VanDeventer, at (212) 596-9361. Thank you in advance for your assistance.

Very truly yours,

/s/ Faiza Rahman
Faiza Rahman of Ropes & Gray LLP

Enclosures

cc: Paul Thompson, KinderCare Learning Companies, Inc.

Tony Amandi, KinderCare Learning Companies, Inc.

Craig Marcus, Ropes & Gray LLP

Tristan VanDeventer, Ropes & Gray LLP

Joshua N. Norff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP

Allison Bell, Kirkland & Ellis LLP